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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. 2 )*


                            UGLY DUCKLING CORPORATION
                                (NAME OF ISSUER)

                          Common Stock, $.001 par value
                         (TITLE OF CLASS OF SECURITIES)

                                   903512 10 1
                                 (CUSIP NUMBER)





         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages



[UDC.34R.13G2.DOC]

CUSIP NO. 903512 10 1

                                       13G


1.                NAME OF REPORTING PERSON
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


                  Ernest C. Garcia II

2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                     (a) [ ]
                                     (b) [ ]

                  NOT APPLICABLE

3.                SEC USE ONLY



4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  Arizona, United States of America


 NUMBER OF                 5.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                        4,500,000 (Items 4 & 6)
  OWNED
    BY                     6.       SHARED VOTING POWER
   EACH
 REPORTING                          156,500 (Items 4 & 6)
   PERSON
   WITH                    7.       SOLE DISPOSITIVE POWER

                                    4,500,000 (Items 4 & 6)

                           8.       SHARED DISPOSITIVE POWER

                                    156,500 (Items 4 & 6)

9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,656,500 (Items 4 & 6)

10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES
                                            [ ]


11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  25.1% (Items 4 & 6)

12.               TYPE OF REPORTING PERSON

                  IN


                               Page 2 of 5 Pages


[UDC.34R.13G2.DOC]

CUSIP NO. 903512 10 1
                                       13G


Item 1(a)         NAME OF ISSUER:

                  UGLY DUCKLING CORPORATION ("UDC")

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2525 East Camelback Road, Suite 1150
                  Phoenix, Arizona 85016

Item 2(a)         NAME OF PERSON FILING:

                  Ernest C. Garcia II

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  2525 East Camelback Road, Suite 1150
                  Phoenix, Arizona 85016

Item 2(c)         CITIZENSHIP:

                  United States of America

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.001 par value

Item 2(e)         CUSIP NUMBER:

                  903512 10 1

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: NOT APPLICABLE

(a) [   ]         Broker or Dealer registered under Section 15 of the Act

(b) [   ]         Bank as defined in Section 3(a)(6) of the Act

(c) [   ]         Insurance Company as defined in Section 3(a)(19) of the Act

(d) [   ]         Investment Company registered under Section 8 of the
                  Investment Company Act

(e) [   ]         Investment Advisor registered under Section 203 of the
                  Investment Advisers Act of 1940

(f) [   ]         Employee Benefit Plan, Pension Fund which is subject to the provisions  of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

(g) [   ]         Parent Holding Company, in accordance with Section 240.13d-
                  1(b)(ii)(G); See Item 7

(h) [   ]         Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4            OWNERSHIP:


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[UDC.34R.13G2.DOC]

(a)      Amount Beneficially Owned: 4,656,500(1) (Item 6)

(b)      Percent of Class: 25.1%(1/2) (Item 6)

(c)      Number of shares as to which such person has:(1)

         (i)      sole power to vote or to direct the vote

                      4,500,000

         (ii)     shared power to vote or to direct the vote

                      156,500 (Item 6)

         (iii)    sole power to dispose or to direct the disposition of

                      4,500,000

         (iv)     shared power to dispose or to direct the disposition of

                      156,500 (Item 6)

Item 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

                  NOT APPLICABLE

Item 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  With regard to 136,500 shares, the Garcia Family Foundation, Inc., an Arizona nonprofit corporation (the "Foundation"), has the right to receive dividends from, or the proceeds from the sale of the 36,500 shares. Mr. Garcia is the president and a director of the Foundation and shares the power to direct the vote and the power to direct the disposition of the 136,500 shares of Common Stock held by the Foundation.

                  With regard to 20,000 shares, Verde Investments, Inc. ("Verde") has right to receive dividends from, or the proceeds from the sale of, these 20,000 shares. Mr. Garcia is the president and sole shareholder of Verde and shares the power to direct the vote and power to direct the disposition of the 20,000 shares of Common Stock held by Verde.

--------------
1 Includes 50,000 shares of Common Stock of the Issuer that Mr. Garcia presently owns, but to which he has provided an option to purchase to Donald L. Addink. The Option Agreement was entered into on August 18, 1997 and allows Mr. Addink to exercise the option at any time through May 31, 2000 at an exercise price of $15.00 per share. As of January 27, 1998, Mr. Addink had not exercised his option right to purchase any of these shares of Common Stock from Mr. Garcia. Until the option is exercised by Mr. Addink, Mr. Garcia retains voting and investment power with respect to the 50,000 shares of Common Stock.

2 Ownership percentage of Common Stock is based upon the common shares outstanding per the Issuer's September 30, 1997 Form 10-Q (18,520,916 shares of Common Stock outstanding at November 14, 1997).


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[UDC.34R.13G2.DOC]
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Item 7   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  NOT APPLICABLE

Item 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  NOT APPLICABLE

Item 9   NOTICE OF DISSOLUTION OF GROUP.

                  NOT APPLICABLE

Item 10  CERTIFICATION.

                  NOT APPLICABLE

                                   SIGNATURE:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      February   6, 1998
                    -----------------------
                             (Date)



                      (Signature)


                      /S/ ERNEST C. GARCIA II
                    --------------------------
                          (Name/Title)

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[UDC.34R.13G2.DOC]